Exhibit 99.1

EMBRAER ANNOUNCES ERJ SALE TO REPUBLIC AIRWAYS HOLDINGS
Republic converts ERJ-145 options as it continues to expand operations

On May 19, 2003, Embraer announced that Republic Airways Holdings has confirmed 12 options for ERJ 145LR regional jets, with four to be delivered by October, and eight, pending Republic arranging financing, to be delivered by February 2004. The contract, valued at $240 million, was announced at the Regional Airline Association (RAA) 2003 annual convention. This year's edition takes place in Phoenix, Arizona on May 18 - 21.

Republic Airways Holdings subsidiary airlines already operate 71 Embraer ERJ 145 Family aircraft, giving them one of the largest Embraer jet fleets in the world. Republic Airways Holdings, based in Indianapolis, Indiana is an airline holding company. Republic currently owns two regional airline subsidiaries: Chautauqua Airlines, based in Indianapolis, Indiana and Republic Airlines, based in Louisville, Kentucky.

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is one of the world's leading aerospace companies. With headquarters in Sao Jose dos Campos, state of Sao Paulo, and offices and customer service bases in Australia, China, France, Singapore and the United States, the Company as of March 31, 2003 has a total workforce of 12,407 people. Embraer was Brazil's largest exporter from 1999 to 2001, and second largest in 2002. As of March 31, 2003 Embraer's firm order backlog totaled US$ 7.9 billion and the total backlog, including options, equaled US$ 19.2 billion.

Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft aimed for the global airline, defense and corporate markets.

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This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.
The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
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